Exhibit 12.1

MRS. FIELDS FAMOUS BRANDS, LLC

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	For the Fiscal Year Ended
	December 31,	January 1,	January 3,	December 28,	December 29,
	2005	2005	2004	2002	2001
	(Dollars in thousands)
Fixed Charges:
Interest on debt and capitalized leases	$21,482	$25,073	$25,080	$25,363	$25,194
Interest in rental expenses	169	145	157	124	134
Total Fixed Charges	$21,651	$25,218	$25,237	$25,487	$25,328
Earnings:
Pretax income (loss) from continuing operations	$(40,716)	$4,816	$6,916	$10,881	$(8,237)
Fixed charges	21,651	25,218	25,237	25,487	25,328
Total Earnings (Loss)	$(19,065)	$30,034	$32,153	$36,368	$17,091
Ratio of Earnings (Loss) to Fixed Charges	N/A	1.19	1.27	1.43	N/A
Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$40,716	N/A	N/A	N/A	$8,327